EXHIBIT 99

Dear Shareholder:

Enclosed is a copy of a new prospectus for the Atmos Energy Corporation Direct Stock Purchase Plan, which reflects several material amendments that are being made to the plan as well a change in the plan administrator from EquiServe Trust Company to American Stock Transfer & Trust Company. All amendments to the plan, as well as the change in plan administrator, will take effect April 1, 2004.

We are required to notify all of our shareholders of any material changes to the plan, whether or not a shareholder participates in the plan. If you have questions about the plan, please contact our Shareholder Relations Department at 972-855-3729.

Thank you for your interest in Atmos Energy Corporation.

3100-DN-04